Index supplement to the prospectus dated April 13, 2023, the prospectus supplement dated April 13, 2023, the prospectus addendum dated June 3, 2024, the product supplement no. 3-I dated April 13, 2023 and the underlying supplement no. 24-I dated September 1, 2023

Registration Statement Nos. 333-270004 and 333-270004-01
Dated January 13, 2026
Rule 424(b)(3)

JANUARY 2026

J.P. Morgan Dynamic Blend Index

J.P.Morgan

PERFORMANCE UPDATE

The J.P. Morgan Dynamic Blend Index (the "Index") attempts to provide a dynamic and rules-based allocation to an Equity Constituent and a Bond Constituent (together, the "Portfolio Constituents") while targeting a level volatility of 3.0%.

The "Equity Constituent" is the J.P. Morgan US Large Cap Equities Futures Index (ticker: [JPUSLGEQ]), which seeks to provide exposure to large-cap U.S. stocks by rolling its exposure to S&P 500 Index futures.

The "Bond Constituent" is the J.P. Morgan 2Y US Treasury Futures Index (ticker: [JPUS2YT]), and attempts to short-term U.S. treasury bonds by rolling its exposure to 2-year US treasury note futures.

The Index is subject to a daily deduction of a 0.95% per annum.

The Index was established on March 23, 2021.

Levels are published on Bloomberg and to JPMorganIndices.com, using the ticker JPUSDYBL.

Hypothetical and actual historical performance: Dec 2015 through Dec 2025


150
140
130
120
110
100
90
80
70
60
50
J.P. Morgan Dynamic Blend Index
Domestic 20/80 Portfolio (ER)
Global 20/80 Portfolio (ER)
Backtested
Actual
Dec-15
Dec-17
Dec-19
Dec-21
Dec-23
Dec-25

Please see the footnotes at the bottom of this page and "Backtesting" on the following page for information on backtested performance and proxies.

Hypothetical and actual historical returns and volatilities: Dec 2015 through Dec 2025

	1 Year Return	3 Year Return (Annualized)	5 Year Return (Annualized)	10 Year Return (Annualized)	10 Year Volatility (Annualized)	Sharpe Ratio
J.P. Morgan Dynamic Blend Index	0.46%	0.40%	-0.95%	0.67%	3.10%	0.22
Domestic 20/80 Portfolio (ER) (20% S&P 500, 80% Bloomberg Barclays Aggregate)	3.99%	2.61%	-0.76%	1.99%	5.26%	0.38
Global 20/80 Portfolio (ER) (20% MSCI ACWI, 80% Bloomberg Barclays Global Agg Bond)	5.43%	1.65%	-2.78%	0.80%	5.54%	0.15

Hypothetical and actual historical monthly weights: Dec 2015 through Dec 2025


Equity Constituent
Bond Constituent
100%
50%
0%
Dec-15
Dec-16
Dec-17
Dec-18
Dec-19
Dec-20
Dec-21
Dec-22
Dec-23
Dec-24
Dec-25

Hypothetical and actual historical monthly and annual returns: Jan 2016 through Dec 2025

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2016	-0.59%	-0.02%	1.17%	-0.08%	0.22%	-0.06%	0.50%	-0.26%	-0.14%	-0.69%	0.67%	0.45%	1.17%
2017	0.56%	1.59%	-0.05%	0.37%	0.35%	0.02%	0.83%	-0.25%	0.61%	0.96%	1.37%	0.37%	6.92%
2018	2.37%	-2.14%	-0.57%	-0.31%	0.51%	-0.20%	0.71%	0.97%	-0.09%	-2.71%	0.34%	-1.15%	-2.37%
2019	0.97%	0.25%	0.61%	0.79%	-1.40%	1.72%	-0.05%	-0.36%	0.00%	0.36%	0.73%	0.75%	4.42%
2020	0.13%	-1.52%	-0.05%	0.56%	0.34%	0.06%	0.52%	0.77%	-0.63%	-0.54%	1.46%	0.61%	1.70%
2021	-0.30%	0.32%	0.61%	0.92%	0.09%	0.31%	0.61%	0.73%	-1.55%	1.20%	-0.23%	0.55%	3.29%
2022	-1.76%	-0.75%	-1.15%	-1.66%	0.58%	-1.37%	0.61%	-1.33%	-1.88%	-0.31%	0.34%	-0.44%	-8.79%
2023	0.57%	-1.37%	1.32%	-0.04%	-0.73%	0.27%	0.43%	-0.68%	-1.64%	-0.78%	1.88%	1.08%	0.26%
2024	-0.03%	0.07%	0.39%	-1.61%	0.83%	0.75%	0.42%	0.43%	0.57%	-1.27%	1.09%	-1.10%	0.48%
2025	0.22%	-0.09%	-1.12%	-0.54%	0.06%	0.85%	-0.18%	0.63%	0.61%	0.34%	-0.09%	-0.21%	0.46%

Historical performance measures for the Index represent hypothetical backtested performance using the hypothetical and actual performance of each Portfolio Constituent through March 22, 2021 (labeled "Backtested" in the chart above); and actual performance from March 23, 2021 through December 31, 2025 (labeled "Actual" in the chart above). The "Domestic 20/80 Portfolio (ER)" is a notional portfolio providing a monthly-rebalancing 20%/80% weighted exposure to the S&P 500 Total Return Index and the Bloomberg Barclays U.S. Aggregate Bond Total Return Index. The "Global 20/80 Portfolio (ER)" is a notional portfolio providing a monthly-rebalancing 20%/80% weighted exposure to the MSCI ACWI Net Total Return Index and the Bloomberg Barclays Global Aggregate Total Return Index Value Unhedged USD (a global investment-grade bond index). Each notional portfolio is calculated on an excess return basis, i.e., net of a notional financing cost deduction equal to the return of the J.P. Morgan Cash Index USD 3 Month, which tracks the return of a notional 3-month U.S. dollar time deposit. Weights within these notional portfolios are intended to approximate the average weights within the Index, but will not correspond to historical or future weights within the Index. The notional portfolios track assets that differ from those tracked by the Index and are not rebalanced on the same schedule as the Index. All performance data for the Domestic 20/80 Portfolio (ER) and the Global 20/80 Portfolio (ER) is hypothetical and there is no guarantee that the Index will outperform either one, or any other benchmark or index, in the future. PAST PERFORMANCE AND BACKTESTED PERFORMANCE ARE NOT INDICATIVE OF FUTURE RESULTS. Please see the Disclaimer on the following page.

Investing in the notes linked to the Index involves a number of risks. See "Selected Risks" on page 2 of this document, "Risk Factors" in the relevant product supplement and underlying supplement and "Selected Risk Considerations" in the relevant pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document or the accompanying product supplement, underlying supplement, prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

JANUARY 2026 | J.P. Morgan Dynamic Blend Index Selected Risks  Our affiliate, J . P . Morgan Securities LLC (“JPMS”), is the Index Sponsor for the Index and each Portfolio Constituent, and may adjust the Index or each Portfolio Constituent in a way that atfects their level . The policies and judgments for which JPMS is responsible could have an impact, positive or negative, on the level of the Index or each of the Portfolio Constituents and the value of your investment . JPMS is under no obligation to consider your interest as an investor with returns linked to the Index .  The level of the Index is calculated on an excess return basis and reflects the daily deduction of a fee of 0 . 95 % per annum .  Our parent company, JPMorgan Chase & Co. (“JPMC”), is currently one of the companies that make up the S&P 500® Index, the reference index underlying the underlying futures contracts of the Equity Constituent.  The Index was established on March 23, 2021 and the Portfolio Constituents were established on December 22, 2020 and each has a limited operating history.  The Index comprises notional assets and liabilities. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest.  The Index may not be successful, may not outperform any alternative strategy and may not approximate its target volatility of 3.0%.  The performance of the Index may be adversely atfected by its target volatility of 3.0%.  The investment strategy used to construct the Index involves daily adjustments to its notional exposures to its Portfolio Constituents, which may adversely impact performance.  The exposure of the Index to the Bond Constituent may be greater, perhaps significantly greater, than its exposure to the Equity Constituent.  The Index will be partially uninvested when every unlevered long - only portfolio of the Portfolio Constituents whose weights sum to 100% have volatility above the target volatility. Any uninvested portion will earn no return.  The Index may be more heavily influenced by the performance of the Equity Constituent than the performance of the Bond Constituent in general over time.  Changes in the values of the Portfolio Constituents may otfset each other.  There are risks associated with correlation between the Portfolio Constituents. If the performances of the Portfolio Constituents become highly correlated during periods of negative performance, Index performance may be adversely impacted.  Each Portfolio Constituent composing the Index may be replaced by a substitute Index or futures contract upon the occurrence of certain extraordinary events.  Each Portfolio Constituent is subject to significant risks associated with the underlying futures contracts.  Suspension or disruptions of market trading in the underlying futures contracts may adversely atfect the value of investments linked to the Index.  An increase in the margin requirements for the underlying futures contracts included in the Portfolio Constituents may adversely atfect the level of that Portfolio Constituent.  The Index may in the future include underlying futures contracts that are not traded on regulated futures exchanges.  Negative roll returns associated with the underlying futures contracts constituting the Portfolio Constituents may adversely atfect the performance of the Portfolio Constituents and the value of investments linked to the Index.  The Index should not be compared to any other index or strategy sponsored by any of our affiliates and cannot necessarily be considered a revised, enhanced or modified version of any other J.P. Morgan index.  The Index is subject to significant risks associated with fixed - income securities (including interest rate - related risks and credit risk.  Investments linked to the Index may be subject to the credit risk of JPMorgan Financial and JPMorgan Chase & Co. The risks identified above are not exhaustive. You should also review carefully the related “Risk Factors” section in the relevant disclosure statement and underlying supplement and the “Selected Risk Considerations” in the relevant term sheet or disclosure supplement. Disclaimer The information contained in this document is for discussion purposes only . Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved . J . P . Morgan undertakes no duty to update this information . In the event of any inconsistency between the information presented herein and any offering documents, the offering documents shall govern . Backtesting : Hypothetical backtested performance measures have inherent limitations and are designed with the benefit of hindsight . Alternative modelling techniques might produce significantly different results and may prove to be more appropriate . For time periods prior to the existence of any equity constituent included in the Index, the hypothetical backtesting uses alternative performance information derived from futures contract series with the same reference index . The use of alternative “proxy” performance information in the calculation of hypothetical backtested weights and levels may have resulted in different, perhaps significantly different, weights and higher levels than would have resulted from the use of actual performance information of the Portfolio Constituents . Past performance, and especially hypothetical backtested performance, is not indicative of future results . This type of information has inherent limitations and you should carefully consider these limitations before placing reliance on such information . The 10 Year Volatility (Annualized) on the previous page is a measure of market risk, calculated as of the square root of two hundred and fifty - two (252) multiplied by the sample standard deviation of the daily logarithmic returns of each applicable index or portfolio (considering only days for which levels are available for all three) over the preceding 10 years . The Sharpe Ratio on the previous page is a measure of risk - adjusted performance, calculated as the 10 Year Return (Annualized) divided by the 10 Year Volatility (Annualized) . Investment suitability must be determined individually for each investor, and CDs linked to the Index may not be suitable for all investors . This material is not a product of J . P . Morgan Research Departments . Copyright © 2026 JPMorgan Chase & Co . All rights reserved . For additional regulatory disclosures, please consult : www . jpmorgan . com/disclosures . Information contained on this website is not incorporated by reference in, and should not be considered part of, this document . This monthly update document replaces and supersedes all prior written materials of this type previously provided with respect to the Index .